Exhibit 12.1

The Manitowoc Company, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	For the Year Ended December 31,
	2009	2008	2007	2006	2005	2004

Earnings from continuing operations before income taxes (3)	$(705.5)	$79.2	$436.9	$233.8	$83.0	$30.6
Fixed charges	227.5	65.6	45.5	54.2	61.0	62.9
Total earnings available for fixed charges	$(478.0)	$144.8	$482.4	$288.0	$144.0	$93.5

Fixed charges:
Interest expense	$174.0	$51.6	$35.1	$44.9	$51.7	$52.9
Amortization of deferred financing costs (1)	38.0	2.5	1.1	1.4	2.1	3.1
Portion of rent deemed interest factor (2)	15.5	11.5	9.3	7.9	7.2	6.9
Total fixed charges	$227.5	$65.6	$45.5	$54.2	$61.0	$62.9

Ratio of earnings to fixed charges	-2.1x	2.2x	10.6x	5.3x	2.4x	1.5x

Notes for explanations:

(1) Amortization of deferred financing costs was included in interest expense in the company’s Consolidated Statement of Operations prior to 2009:

Interest expense per Consolidated Statements of Operations	$174.0	$54.1	$36.2	$46.3	$53.8	$56.0
Less amortization of deferred financing costs	—	2.5	1.1	1.4	2.1	3.1
Interest expense	$174.0	$51.6	$35.1	$44.9	$51.7	$52.9

(2) One third of all rent expense is deemed representative of the interest factor

(3) 2009 amounts include the impact of $700.0 million of non-cash impairment changes.